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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.  1 )

                          AmeriNet Group.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 03073A103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         G. Richard chamberlin, Esquire
                          1941 Southeast 51st Terrace
                              Ocala, Florida 34471
                                  352-694-6714
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    8/25/99

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 1   Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.  03073A 10 3           13D                   Page 2   of  4  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          Michael D. Umile


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                       OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

                                 Not Applicable

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF        610,276

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         610,276

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                     610,276
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES* [X]

     excludes contingent deferred shares per the terms of the Reorganization Agreement dated June 25, 1999. Pursuant to the Amendments and Supplements Reorganization Agreement, dated August 25, 1999, 371,287 shares of stock was returned to the Issuer to be reserved by the Issuer to be redistributed to Mr. Umile at a future date.
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.7%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073A 10 3           13D                   Page 3   of 4   Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

                          AmeriNet Group.com, Inc.
                                  Common Stock

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)  Michael D. Umile

     (b)  210 Oregon Lane; Boca Raton, Florida 33487

     (c) Vice President of American Internet Technical Centers, Inc., a subsidiary of AmeriNet Group.com, Inc., 440 East Sample Road, Suite 204; Pompano Beach, Florida 33064

     (d)  No

     (e)  No

     (f)  United States of America

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     Exchange of 5,100,000 shares of American Internet Technical Centers, Inc., a Nevada Corporation for 1,127,431 shares of Equity Growth Systems, inc . plus rights to certain contingent deferred shares of common stock per the terms of the Reorganization Agreement dated June 25, 1999. then pursuant to the Amendments and Supplements Reorganization Agreement, dated August 25, 1999, 371,287 shares of stock was returned to the Issuer to be reserved by the Issuer to be redistributed to Mr. Umile at a future date.
--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

     (a) Amendments & Supplement to Reorganization Agreement dated August 25, 1999.

     (b) Corporate Reorganization involving issuer and American Internet Technical Centers, Inc., a Nevada corporation

     (c)  Not applicable

     (d)  None

     (e)  None

     (f)  No material change to Issuer's business or corporate structure.

     (g)  None

     (h)  Not Applicable

     (i)  Not Applicable

     (j)  None to report

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a)  7.7% common stock

     (b)  610,276

     (c)  August 25, 1999 Amendments & Supplements to Reorganization Agreement

     (d)  Not Applicable

     (e)  Not Applicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     Amendments & Supplements to Reorganization Agreement dated August 25, 1999.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Amendments & Supplements to Reorganization Agreement dated August 25, 1999 filed as an exhibit to the Form 8-K/A filed on September 9, 1999.

--------------------------------------------------------------------------------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    9/23/99
                                        ----------------------------------------
                                                         (Date)


                                           /s/ Micheal D. Umile /s/
                                        ----------------------------------------
                                                       (Signature)


                                         Micheal D. Umile
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).